Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Options the Alankoy Copper-Gold Project in Turkey for a Royalty Interest

Vancouver, British Columbia, November 23, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the signing of an Exploration and Option Agreement (the “Agreement”) with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, for the Alankoy copper-gold property in northwestern Turkey. Black Sea has the option to earn a 100% interest in the subsidiary companies that control the property through work commitments, payments, and annual advance royalties (“AARs”). EMX will retain an uncapped production royalty for all minerals produced from the project. The royalty cannot be purchased in advance or otherwise reduced. Please see www.eurasianminerals.com for more information.

Commercial Terms. Pursuant to the Agreement, Black Sea has the option to acquire EMX subsidiaries that hold the Alankoy project, with EMX retaining a production royalty of 3% for gold, silver, and other precious metals and 2% for all other minerals produced from the project. To do so, Black Sea is to make payments to EMX and conduct exploration as follows:

•	Pay US $25,000 upon signing the Agreement;
•	Expend at least US $75,000 on exploration activities on or before the later of June 1, 2016 and the date on which drilling permits have been issued (the “Commencement Date”);
•	Conduct at least 1,500 meters of exploration drilling by the first anniversary of the Commencement Date;
•	Expend at least an additional US $200,000 on exploration activities by the second anniversary of the Commencement Date;
•	Expend at least an aggregate of US $3,000,000 on exploration activities on or before the sixth anniversary of the date of the Agreement; and
•	Pay 500 troy ounces of gold (or cash equivalent thereof) upon a decision to develop a mine on the project.

In addition, Black Sea is to make annual deliveries of gold bullion (or cash equivalent thereof) to EMX as AARs, as follows:

•	37.5 troy ounces of gold delivered on the first anniversary of the date of the Agreement (this payment may be made in shares of Black Sea if at that time Black Sea is publicly traded on the TSX Venture Exchange);
•	75 troy ounces of gold delivered on the second and third anniversaries of the date of the Agreement; and
•	100 troy ounces of gold delivered on all subsequent anniversaries until commencement of commercial production.

Project Overview. Alankoy is located in Turkey’s Biga Peninsula, amidst a cluster of recent discoveries and advanced exploration projects, including the nearby Halilaga porphyry copper-gold, TV Tower epithermal gold-silver, and Kirazli epithermal gold-silver deposits. Like other systems in the area, Alankoy is characterized by alunite-rich epithermal alteration and the development of vuggy silica lithocaps.

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Historic work by MTA (Turkey's Directorate General of Mineral Research and Exploration) in the late 1980s focused on the near-surface gold mineralization in the lithocap, and included a campaign of twelve core holes, all drilled to a pre-determined depth of 151 meters. Most notable is MTA drill hole MJTC-10, which was drilled toward the center of the system and ended in copper mineralization. Copper and gold grades increased toward the bottom of MJTC-10, with overlapping end-of-hole intercepts of 22 meters (129-151m) averaging 0.25% copper and 55.5 meters (95.5 -151m) averaging 0.14 g/t gold (true thickness unknown). No drilling below 151 meters was conducted, and drill hole MJTC-10 was never followed up. From the Company’s independent work, MTA’s historic results are considered to be representative, reliable and relevant.

Broad zones of hydrothermal alteration are obvious at Alankoy, and EMX has identified multiple exploration targets on the property via geologic mapping, rock and soil sampling, spectral analyses and a ground magnetic survey. This work outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with multiple styles of mineralization. Soil sampling has delineated coincident and zoned gold (> 50 ppb Au), copper (> 50 ppm Cu), and silver (> 0.25 ppm Ag) anomalies, with anomalous molybdenum (> 10 ppm Mo) outboard to the gold-copper-silver mineralization. EMX has also recently recognized extensive zones of carbonate replacement style and skarn type mineralization on the property, as well as breccia pipes with coincident gold-in-soil anomalies (> 200 ppb Au) in the southern portion of the license. Together, these represent a number of targets that range from distal, low temperature environments (epithermal and breccia pipe hosted mineralization) to proximal, higher temperature environments (replacement, skarn and porphyry style mineralization).

Comments on Sampling, Assaying, QA/QC, and Nearby Projects. EMX's geochemical samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to ALS laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and the multi-element data underwent aqua regia digestion and analysis with MS/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

The nearby deposits and advanced projects in the region provide context for Alankoy, which occurs in a similar geologic setting. However, this is not necessarily indicative that Alankoy hosts similar mineralization.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the nine-month period ended September 30, 2015 (the "MD&A") and most recently filed Annual Information Form for the year ended period ended December 31, 2014 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com